UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LEAPFROG ENTERPRISES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

52186N106

(CUSIP Number of Class of Securities)

Peter M. O. Wong

Senior Vice President, General Counsel and Corporate Secretary

LeapFrog Enterprises, Inc.

6401 Hollis Street

Emeryville, California 94608-1089

(510) 420-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications On Behalf of Filing Person)

Copy to:

Kenneth L. Guernsey

Cydney S. Posner

Cooley Godward Kronish LLP

101 California Street, 5th Floor

San Francisco, California 94111

(415) 693-2000

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$13,277,589	$521.81

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s Class A common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These options cover an aggregate of 7,003,400 shares of the issuer’s Class A common stock and have an aggregate value of $13,277,589 as of May 7, 2008, calculated based on a Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the aggregate amount of the Transaction Valuation (or .00003930 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $521.81	Filing Party: LeapFrog Enterprises, Inc.
Form or Registration No.: SCTO-I	Date Filed: May 9, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

(AMENDMENT NO. 1)

This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO filed by LeapFrog Enterprises, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on May 9, 2008 (the “Schedule TO”), wherein the Company offered to exchange certain outstanding eligible option grants for new option grants, on the terms and subject to the conditions described in the Offer to Exchange, dated May 9, 2008 (the “Offer to Exchange”).

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

The Offer to Exchange expired at 12:00 noon, Pacific time, on Monday, June 9, 2008. Optionholders eligible to participate in the Offer to Exchange tendered, and the Company accepted for cancellation, eligible option grants to purchase an aggregate of 4,936,063 shares of the Company’s Class A common stock from 70 participants, representing 74.1% of the total shares of Class A common stock underlying options eligible for exchange in the Offer to Exchange. The Company has issued new option grants to purchase an aggregate of 3,668,865 shares of Class A common stock in exchange for the cancellation of the tendered eligible option grants. The exercise price per share of each new option granted in the Offer to Exchange is $9.14, which is $0.25 above the closing price of the Company’s common stock as reported by the New York Stock Exchange on June 6, 2008, the business day prior to the expiration of the Offer to Exchange, except for 1,421,713 new options that were granted at prices approximately 29% to 66% above $9.14 per share.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEAPFROG ENTERPRISES, INC.

By:	/s/ Peter M. O. Wong
Name:	Peter M. O. Wong
Title:	Senior Vice President, General Counsel and Corporate Secretary

Date: June 11, 2008